Exhibit 99.1 Press Release Brussels / 26 October 2018 / 3.00 pm CET

Anheuser-Busch InBev Commences

Exchange Offers of Up To Six Series

of USD Notes

Anheuser-Busch InBev (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) today announced the commencement of offers to Eligible Holders (as defined below) to exchange (the “Exchange Offers” and each, an “Exchange Offer”) any validly tendered (and not validly withdrawn) and accepted notes up to the Offer Cap (as defined below) of six series issued by Anheuser-Busch InBev Finance Inc. (“ABIFI”) for notes to be co-issued by Anheuser-Busch Companies, LLC (“ABC”) and Anheuser-Busch InBev Worldwide Inc. (“ABIWW”) (the “Issuers” and each, an “Issuer”) as described in the table below, upon the terms and subject to the conditions set forth in the confidential offering memorandum dated 26 October 2018 (the “Confidential Offering Memorandum”).

Copies of the Confidential Offering Memorandum will be made available only to holders who have certified to AB InBev their eligibility via an eligibility letter. Copies of the eligibility letter are available to holders through the information agent, Global Bondholder Services Corporation, at their website http://gbsc-usa.com/eligibility/anheuser-busch or by calling +1 (866) 470-3900 (toll free) or +1 212-430-3774 (for banks and brokers).

The principal difference between the Old Notes and the New Notes is the entities that will act as an Issuer versus as a guarantor, as shown below:

Entity	Old Notes	New Notes
Anheuser-Busch InBev Finance Inc. (“ABIFI”)	Issuer	Guarantor
Anheuser-Busch Companies, LLC (“ABC”)	Guarantor	Co-Issuer
Anheuser-Busch InBev Worldwide Inc. (“ABIWW”)	Guarantor	Co-Issuer
Anheuser-Busch InBev SA/NV	Guarantor	Guarantor
Brandbev S.à r.l.	Guarantor	Guarantor
Brandbrew S.A.	Guarantor	Guarantor
Cobrew NV	Guarantor	Guarantor

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The aggregate principal amount of Old Notes that are accepted for exchange will be based on the Offer Cap (as defined below) and the order of acceptance priority for such series as set forth in the table below (the “Acceptance Priority Levels”), with Acceptance Priority Level 1 being the highest and Acceptance Priority Level 6 being the lowest:

Aggregate Principal Amount (mm)	Title of Series of Notes Issued by ABIFI to be Exchanged (collectively, the “Old Notes”)	CUSIP/ISIN No.	Acceptance Priority Level	Title of Series of Notes to be Issued by ABC & ABIWW (collectively, the “New Notes”)(2)	Exchange Consideration(1)		Early Participation Premium(1)	Total Consideration(1)(3)
					New Notes (principal amount) (2)	Cash	New Notes (principal amount) (2)	New Notes (principal amount) (2)	Cash
$11,000	4.900% Notes due 2046	035242 AN6 US035242AN64	1	4.900% Notes due 2046	$970	$1.00	$30	$1,000	$1.00
$6,000	4.700% Notes due 2036	035242 AM8 US035242AM81	2	4.700% Notes due 2036	$970	$1.00	$30	$1,000	$1.00
$11,000	3.650% Notes due 2026	035242 AP1 US035242AP13	3	3.650% Notes due 2026	$970	$1.00	$30	$1,000	$1.00
$6,000	3.300% Notes due 2023	035242 AL0 US035242AL09	4	3.300% Notes due 2023	$970	$1.00	$30	$1,000	$1.00
$7,500	2.650% Notes due 2021	035242 AJ5 US035242AJ52	5	2.650% Notes due 2021	$970	$1.00	$30	$1,000	$1.00
$500	Floating Rate Notes due 2021	035242 AK2 US035242AK26	6	Floating Rate Notes due 2021	$970	$1.00	$30	$1,000	$1.00

(1)	Consideration per $1,000 principal amount of Old Notes validly tendered and accepted for exchange.
(2)	The term “New Notes” in this column refers, in each case, to the series of New Notes corresponding to the series of Old Notes of like tenor and coupon.
(3)	Includes the Early Participation Premium for Old Notes validly tendered prior to the Early Participation Date described below and not validly withdrawn.

Old Notes will be accepted, in accordance with the Acceptance Priority Levels, in up to a combined aggregate offer cap equal to (i) $20,000,000,000 (the “Target Amount”) of combined aggregate principal amount of Old Notes plus (ii) such additional principal amount of Old Notes required to result in the acceptance of any and all Old Notes from the Threshold Series which are validly tendered and not validly withdrawn prior to the Early Participation Deadline or Expiration Time, as applicable (the “Offer Cap”). The “Threshold Series” will be the first series of Old Notes for which the acceptance of all validly tendered and not validly withdrawn Old Notes in such series would result in the acceptance of a combined aggregate principal amount of Old Notes in excess of the Target Amount. Old Notes validly tendered and not

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withdrawn at or prior to the Early Participation Deadline will be accepted for purchase in priority to Old Notes validly tendered after the Early Participation Deadline, and to the extent that Old Notes are validly tendered and not withdrawn at or prior to the Early Participation Deadline, the amount of the Target Amount available after the Early Participation Deadline would be reduced. Accordingly, if the Target Amount is reached in respect of tenders made at or prior to the Early Participation Deadline, no Old Notes tendered after the Early Participation Deadline will be accepted for purchase. No series of Old Notes accepted for exchange will be pro-rated.

For example, if all Eligible Holders of Old Notes in Acceptance Priority Levels 1 through 3 validly tender and do not withdraw such Old Notes at or prior to the Early Participation Deadline, (i) the Exchange Offers would be oversubscribed, (ii) the series of Old Notes with Acceptance Priority Level 3 would be the Threshold Series, (iii) all Old Notes from the Threshold Series and all Old Notes with an Acceptance Priority Level higher than the Threshold Series would be accepted (to the extent validly tendered and not withdrawn prior to the Early Participation Deadline), (iv) no Old Notes with an Acceptance Priority Level lower than the Threshold Series will be accepted for purchase and (v) no Old Notes of any series tendered after the Early Participation Deadline will be accepted for purchase.

The Exchange Offers commenced on 26 October 2018. The Exchange Offers will expire at 11:59 p.m., New York City time, on 26 November 2018, unless extended (such date and time, as it may be extended, the “Expiration Time”). In order to be eligible to receive the Total Consideration described in the table above, Eligible Holders must validly tender their Old Notes at or prior to 5:00 p.m., New York City time, on 8 November 2018, unless extended (such date and time, as it may be extended, the “Early Participation Deadline”). Tenders of Old Notes may not be withdrawn after 5:00 p.m., New York City time, on 8 November 2018, unless extended (such date and time, as it may be extended, the “Withdrawal Deadline”), except in certain limited circumstances as set forth in the Confidential Offering Memorandum.

Upon the terms and subject to the conditions set forth in the Confidential Offering Memorandum, in exchange for each $1,000 principal amount of Old Notes that is validly tendered prior to Early Participation Deadline and not validly withdrawn, subject to the Offer Cap and the Acceptance Priority Levels, holders will receive the Total Consideration, which consists of $1,000 principal amount of dollar-denominated New Notes and a cash amount of $1.00.

The Total Consideration includes an early participation premium set out in the table above (the “Early Participation Premium”), which consists of $30 principal amount of New Notes.

Upon the terms and subject to the conditions set forth in the Confidential Offering Memorandum, to the extent the Offer Cap is not reached in respect of tenders made at or prior to the Early Participation Deadline, in exchange for each $1,000 principal amount of Old Notes that is validly tendered after the

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Early Participation Date but prior to the Expiration Date, subject to the Offer Cap and the Acceptance Priority Levels, holders will receive only the exchange consideration set out in the table above (the “Exchange Consideration”), which is equal to the Total Consideration less the Early Participation Premium and so consists of $970 principal amount of New Notes and a cash amount of $1.00.

AB InBev reserves the right, but is not obligated to, increase (or upsize) or decrease the Target Amount in its sole discretion. The Exchange Offers are subject to certain conditions described in the Confidential Offering Memorandum.

The Issuers reserve the right, but are under no obligation, at any point following the Early Participation Deadline and before the Expiration Time, to accept for exchange any Old Notes validly tendered at or prior to the Early Participation Deadline (the date of such exchange, the “Early Settlement Date”), subject to the Acceptance Priority Levels and the Offer Cap. The Issuers currently intend to exercise their option to make this exchange and currently expect the Early Settlement Date to occur on the second business day immediately following the Early Participation Deadline. Irrespective of whether the Issuers choose to exercise their option to have an Early Settlement Date, if, as of the Expiration Time, all conditions have been or are concurrently satisfied or waived by us, the “Final Settlement Date” will be promptly after the Expiration Time (and is expected to be the second business day immediately following the Expiration Time), and will apply to all Old Notes validly tendered, subject to the Acceptance Priority Levels and the Offer Cap, prior to the Expiration Time and not exchanged on the Early Settlement Date, other than any Old Notes validly withdrawn prior to the Withdrawal Deadline.

Other than the identity of the issuers (who are guarantors on the Old Notes), the terms of the New Notes to be issued in the Exchange Offers are identical in all material respects to the Old Notes. No accrued but unpaid interest will be paid on the Old Notes in connection with the Exchange Offers. However, interest on the applicable New Note will accrue from and including the most recent interest payment date of the tendered Old Note. Subject to the minimum denominations as described in the Confidential Offering Memorandum, the principal amount of each New Note will be rounded down, if necessary, to the nearest whole multiple of $1,000, and we will pay cash equal to the remaining portion, if any, of the exchange price of such Old Note.

The New Notes will be unsecured and unsubordinated obligations of the Issuers and will rank equally with all other unsecured and unsubordinated indebtedness of the Issuers issued from time to time. The New Notes will be structurally subordinated to all existing and future obligations of the Issuers’ current and future subsidiaries that are not guarantors of the New Notes. The New Notes will be guaranteed by each of Anheuser-Busch InBev SA/NV, Anheuser-Busch InBev Finance Inc., Brandbev S.à r.l., Brandbrew S.A. and Cobrew NV (collectively, the “AB InBev Guarantors”). The guarantees of the New Notes will be

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unsecured and unsubordinated obligations of the AB InBev Guarantors and will rank equally with all other unsecured and unsubordinated indebtedness of the AB InBev Guarantors, from time to time. The guarantees of the New Notes will be structurally subordinated to all existing and future obligations of the AB InBev Guarantors’ current and future subsidiaries that are not guarantors or the issuers of the New Notes.

The dealer managers for the Exchange Offers relating to the Old Notes are:

BofA Merrill Lynch

214 North Tryon Street, 14th Floor

Charlotte, North Carolina 28255

U.S.A.

Attention: Liability Management Group

By Telephone:

+1 (888) 292-0070 (toll-free)

+1 (980) 683 – 3215 (collect)

Deutsche Bank Securities Inc. 60 Wall Street New York, NY 10005 U.S.A. Attention: Liability Management Group By Telephone: +1 (866) 627-0391 (toll-free) +1 (212) 250-2955 (collect)

The exchange agent and information agent for the Exchange Offers relating to the Old Notes is:

Global Bondholder Services

Corporation

By Phone: Bank and Brokers Call Collect: +1 (212) 430-3774 All Others, Please Call Toll-Free: +1 (866) 470-3900	By E-Mail: contact@gbsc-usa.com	By Mail or Hand: 65 Broadway—Suite 404 New York, New York 10006 ATTN: Corporate Actions

Available Documents and Other Details

Documents relating to the Exchange Offers will only be distributed to holders of the Old Notes who complete and return an eligibility form confirming that they are either a “qualified institutional buyer” as defined in Rule 144A or not a “U.S. person” under Regulation S and, if resident and/or located in any member state of the EEA, not a “retail investor” for purposes of applicable securities laws. Holders of Old Notes who desire to complete an eligibility form should either visit http://gbsc-usa.com/eligibility/anheuser-busch or request instructions by sending an e-mail to contact@gbsc-usa.com or by calling Global Bondholders Services Corporation, the Exchange Agent and Information Agent for the Exchange Offer, at (866) 470-3900 (U.S. toll-free) or (212) 430-3774 (banks and brokers).

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The complete terms and conditions of the Exchange Offers are set forth in the Confidential Offering Memorandum. This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell the New Notes. The Exchange Offers are only being made pursuant to the Confidential Offering Memorandum. The Exchange Offers are not being made to holders of Old Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. The New Notes have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the Confidential Offering Memorandum.

The Exchange Offers and the issuance of the New Notes have not been registered with the Securities and Exchange Commission (the “SEC”) under the Securities Act, or any other applicable securities laws and, unless so registered, the New Notes may not be offered, sold, pledged or otherwise transferred within the United States or to or for the account of any U.S. person, except pursuant to an exemption from the registration requirements thereof.

The Exchange Offers are being made, and the New Notes are being offered and will be issued, only (i) to holders of Old Notes that are “qualified institutional buyers” as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), in a private transaction in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) thereof, or (ii) outside the United States, to holders of Old Notes other than “U.S. persons”, as defined in Rule 902 under the Securities Act, in an offshore transaction in compliance with Regulation S under the Securities Act and that are not acquiring the New Notes for the account or benefit of a U.S. person (a holder satisfying at least one of the foregoing conditions being referred to as an “Eligible Holder”), and, in each case, (x) if resident and/or located in any member state of the European Economic Area (the “EEA”), that they are persons other than “retail investors” (for these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended or superseded, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MIFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended or superseded, the “Prospectus Directive”)), (y) if resident in Canada, a “permitted client” as defined in National Instrument 31-103, resident in one of the provinces and which has received the Canadian wrapper to the Confidential Offering Memorandum and (z) is not participating in the transaction in or from any jurisdiction in which it would be unlawful to do so.

Pursuant to a registration rights agreement, the Issuers will be required to file an exchange offer registration statement with the SEC regarding an offer to exchange the New Notes for a new issue of substantially identical notes registered under the Securities Act and, in certain circumstances, to file a

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shelf registration statement with respect to resales of the New Notes. In the event that the Issuer fails to comply with certain of its obligations under the registration rights agreement, it will pay additional interest to the holders of the New Notes.

Non-U.S. Distribution Restrictions

Belgium. Neither the Confidential Offering Memorandum nor any other documents or materials relating to the Exchange Offers have been submitted to or will be submitted for approval or recognition to the Belgian Financial Services and Markets Authority and, accordingly, the Exchange Offers may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of 1 April 2007 on public takeover bids (the “Belgian Takeover Law”) or as defined in Article 3 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets (the “Belgian Prospectus Law”), both as amended or replaced from time to time. Accordingly, the Exchange Offers may not be advertised and the Exchange Offers will not be extended, and neither the Confidential Offering memorandum nor any other documents or materials relating to the Exchange Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than (i) to persons which are “qualified investors” in the sense of Article 10 of the Belgian Prospectus Law, acting on their own account or (ii) in any other circumstances set out in Article 6, Section 4 of the Belgian Takeover Law and Article 3, Section 4 of the Belgian Prospectus Law. The Confidential Offering memorandum has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Exchange Offers. Accordingly, the information contained in the Confidential Offering memorandum may not be used for any other purpose or disclosed to any other person in Belgium.

European Economic Area. The New Notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes, the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the New Notes to be offered so as to enable an investor to decide to purchase or subscribe the New Notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of MiFID II; or (b) a customer, within the meaning of the Insurance Mediation Directive where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in the Prospectus Directive. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the New Notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering

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or selling the New Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

France. The Exchange Offers are not being made, directly or indirectly, to the public in the Republic of France. Neither the Confidential Offering Memorandum nor any other documents or materials relating to the Exchange Offers have been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés) other than individuals, in each case acting on their own account and all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code Monétaire et Financier, are eligible to participate in the Exchange Offers. The Confidential Offering Memorandum and any other document or material relating to the Exchange Offers have not been and will not be submitted for clearance to nor approved by the Autorité des marchés financiers.

Italy. None of the Exchange Offers, the Confidential Offering memorandum or any other documents or materials relating to the Exchange Offers or the New Notes have been or will be submitted to the clearance procedure of CONSOB. The Exchange Offers are being carried out in the Republic of Italy as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 3 and 4, of CONSOB Regulation No. 11971 of 14 May 1999, as amended, as the case may be. Noteholders or beneficial owners of the Old Notes can offer to exchange the notes pursuant to the Exchange Offers through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Old Notes, the New Notes, the Exchange Offers or the Confidential Offering Memorandum.

United Kingdom. Neither the communication of the Confidential Offering Memorandum nor any other offering material relating to the Exchange Offers has been made nor will be made, and the Confidential Offering Memorandum has not been approved, by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act. Accordingly, the Confidential Offering Memorandum has and will only be distributed to and directed at: (i) persons who are outside the United Kingdom, (ii) investment professionals falling within Article 19(5) of the Order or (iiii) high net worth entities, and other persons to whom the Confidential Offering Memorandum may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred

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to for purposes of this paragraph as “relevant persons”). The New Notes will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on the Confidential Offering Memorandum or any of its contents and may not participate in the Exchange Offers.

Canada. The Exchange Offers are being made to only to residents of Canada each of whom is a “permitted client” as defined in National Instrument 31-103, is resident in one of the provinces and has received the Canadian wrapper to the Confidential Offering Memorandum with the Canadian wrapper thereto. Any person who is a resident of Canada who is not a permitted client should not act or rely on the Confidential Offering Memorandum or any of its contents and may not participate in the Exchange Offers.

Hong Kong. The New Notes may not be offered by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the New Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to New Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder. The Confidential Offering Memorandum is strictly confidential to the person to whom it is addressed and must not be distributed, published, reproduced or disclosed (in whole or in part) by such person to any other person in Hong Kong or used for any purpose in Hong Kong other than in connection with such person’s consideration of the Exchange Offers.

Legal Disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include, among other things, statements relating to AB InBev’s business combination with SAB and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the ability to realize synergies from the business combination with SAB and the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 19 March 2018. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F, other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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ANHEUSER-BUSCH INBEV CONTACTS

Media	Investors

Pablo Jimenez Tel: +1 212 573 9289 E-mail: pablo.jimenez@gmodelo.com.mx	Lauren Abbott Tel: +1 212 573 9287 E-mail: lauren.abbott@ab-inbev.com

Aimee Baxter Tel: +1 718 650 4003 E-mail: aimee.baxter@ab-inbev.com	Mariusz Jamka Tel: +32 16 276 888 E-mail: mariusz.jamka@ab-inbev.com

Ingvild Van Lysebetten Tel: +32 16 276 608 E-mail: ingvild.vanlysebetten@ab-inbev.com	Jency John Tel: +1 646 746 9673 Email: jency.john@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Cristal®, Harbin®, Jupiler®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 180,000 employees based in nearly 50 countries worldwide. For 2017, AB InBev’s reported revenue was 56.4 billion USD (excluding JVs and associates).

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